SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. )*

                       Health Management Associates, Inc.
                                (Name of Issuer)

                       Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    421933102
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                               Sullivan & Cromwell LLP
                             1888 Century Park East
                              Los Angeles, CA 90067
                                 (310) 712-6600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 2 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SPO Partners II, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              11,021,000(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                11,021,000(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          11,021,000(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          4.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 3 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              11,021,000(1)(2)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                11,021,000(1)(2)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          11,021,000(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          4.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1)  Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)  Power is exercised through its sole general partner, SPO Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 4 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          California
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              715,900(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                715,900(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          715,900(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 5 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              715,900(1)(2)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                715,900(1)(2)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          715,900(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)  Power is exercised through its sole general partner, SPO Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 6 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SPO Advisory Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              11,736,900(1)(2)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                11,736,900(1)(2)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          11,736,900(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          4.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 11,021,000 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 715,900 of such shares.

(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 7 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          John H. Scully
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              200,000(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               11,736,900(2)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                200,000(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         11,736,900(2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          11,936,900(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          4.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) These 200,000 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for The John H. Scully Living Trust, dated 10/1/03.

(2) These 11,736,900 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 8 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          William E. Oberndorf
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          PF and Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              671,192(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               12,019,900(2)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                671,192(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         12,019,900(2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          12,691,092(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) 474,192 of such shares are held in Mr. Oberndorf's Individual Retirement Accounts, which are self-directed, 175,000 of such shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 22,000 of such shares are owned by Mr. Oberndorf's minor children who share his household.

(2) Of these shares, 11,736,900 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp. and 283,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 9 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          William J. Patterson
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               11,746,900(1)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                -0-
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         11,746,900(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          11,746,900(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          4.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) Of these shares, 11,736,900 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp. and 10,000 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of The Elizabeth R. & William J. Patterson Foundation.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 10 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          The John H. Scully Living Trust, dated 10/1/03
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          California
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              200,000(1)
    SHARES       -----------------------------`---------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                200,000(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          200,000(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          **0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          OO
--------------------------------------------------------------------------------

(1)  Power is exercised through its trustee, John H. Scully.

**   Denotes less than.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 11 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          William and Susan Oberndorf Trust, dated 10/19/98
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          California
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              283,000(1)
    SHARES       -----------------------------`---------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                283,000(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         283,000(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          OO
--------------------------------------------------------------------------------

(1) Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 12 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          Oberndorf Family Partners
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          California
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              175,000(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                175,000(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          175,000(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          **0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1)  Power is exercised through its sole general partner, William E. Oberndorf.

** Denotes less than.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 13 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          Betty Jane Weimer
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              7,600
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                7,600
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          7,600
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          **0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

** Denotes less than.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 14 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          The Elizabeth R. & William J. Patterson Foundation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          California
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              10,000(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                10,000(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          10,000(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          **0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          CO
--------------------------------------------------------------------------------

(1) Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.

** Denotes less than.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 15 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          Ian McGuire
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              1,018
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                1,018
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,018
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          **0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

** Denotes less than.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 421933102                                         PAGE 16 OF 27 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          Jeff S. Green
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              525(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                525(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          525(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          **0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) 200 of such shares are held in Jeff S. Green's Individual Retirement Account, which is self-directed.

** Denotes less than.

                                                             PAGE 17 OF 27 PAGES

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the shares of Class A common stock, par value $.01 per share ("Shares"), of Health Management Associates, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

Item 2.  Identity and Background.
         -----------------------

         (a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), The John H. Scully Living Trust, dated 10/1/03 ("JHS Trust"), the William and Susan Oberndorf Trust, dated 10/19/98 ("Oberndorf Trust"), Oberndorf Family Partners ("OFP"), Betty Jane Weimer ("BJW"), The Elizabeth R. & William
J. Patterson Foundation, a California corporation ("Patterson Foundation"), Ian McGuire ("IM") and Jeff S. Green ("JSG"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP, JHS Trust, Oberndorf Trust, OFP, BJW, Patterson Foundation, IM and JSG are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         SPO

         SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Act"), certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

         SPO ADVISORY PARTNERS

         SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

         SFP

         SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

                                                             PAGE 18 OF 27 PAGES

         SF ADVISORY PARTNERS

         SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

         SPO ADVISORY CORP.

         SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

         JHS

         JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also the trustee for the JHS Trust.

         WEO

         WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners. WEO is also a trustee for the Oberndorf Trust and the sole general partner of OFP.

         WJP

         WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners. WJP is also a controlling person, director and executive officer of the Patterson Foundation.

         JHS TRUST

         JHS Trust is a living trust, established for the benefit of JHS. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, the trustee for JHS Trust, is set forth above. The principal business address of JHS Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

                                                             PAGE 19 OF 27 PAGES
         OBERNDORF TRUST

         Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of Oberndorf Trust. The principal business address of Oberndorf Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, is set forth above. Ms. Obendorf's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.
Ms. Oberndorf's present principal occupation is homemaker.

         OFP

         OFP is a California limited partnership, the principal business of which is the purchase, sale, exhange, acquisition and holding of investment securities. The principal business address of OFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the sole general partner of OFP, is set forth above.

         BJW

         BJW's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. She is retired.

         PATTERSON FOUNDATION

         Patterson Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. WJP and his wife, Elizabeth R. Patterson, are the controlling persons, directors and executive officers of Patterson Foundation. The principal business address of Patterson Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WJP, is set forth above. Ms. Patterson's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Patterson's present principal occupation is homemaker.

         IM

         IM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Advisory Corp.

         JSG

         JSG's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Advisory Corp.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

                                                             PAGE 20 OF 27 PAGES

--------------------------------------------------------------------------------
NAME                      SOURCE OF FUNDS                     AMOUNT OF FUNDS
--------------------------------------------------------------------------------
SPO                       Contributions from Partners         $  234,548,762
--------------------------------------------------------------------------------
SPO Advisory Partners     Not Applicable                      Not Applicable
--------------------------------------------------------------------------------
SFP                       Contributions from Partners         $   15,119,103
--------------------------------------------------------------------------------
SF Advisory Partners      Not Applicable                      Not Applicable
--------------------------------------------------------------------------------
SPO Advisory Corp.        Not Applicable                      Not Applicable
--------------------------------------------------------------------------------
JHS                       Not Applicable                      Not Applicable
--------------------------------------------------------------------------------
WEO                       Not Applicable and Personal Funds   $   10,975,523
--------------------------------------------------------------------------------
WJP                       Not Applicable                      Not Applicable
--------------------------------------------------------------------------------
JHS Trust                 Personal Funds(1)                   $    4,639,120
--------------------------------------------------------------------------------
Oberndorf Trust           Personal Funds(1)                   $    6,193,498
--------------------------------------------------------------------------------
OFP                       Contributions from Partners         $    3,836,553
--------------------------------------------------------------------------------
BJW                       Personal Funds(1)                   $      164,981
--------------------------------------------------------------------------------
Patterson Foundation      Contributions from Shareholders     $      217,384
--------------------------------------------------------------------------------
IM                        Personal Funds(1)                   $       21,564
--------------------------------------------------------------------------------
JSG                       Personal Funds(1)                   $       11,021
--------------------------------------------------------------------------------

(1) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

                                                             PAGE 21 OF 27 PAGES

Whether the Reporting Persons purchase any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 243,404,283 total outstanding shares of Class A common stock as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on August 16, 2004.

         SPO
         ---

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,021,000 Shares, which constitutes approximately 4.5% of the outstanding Shares.

         SPO Advisory Partners
         ---------------------

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,021,000 Shares, which constitutes approximately 4.5% of the outstanding Shares.

         SFP
         ---

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 715,900 Shares, which constitutes approximately
0.3% of the outstanding Shares.

                                                             PAGE 22 OF 27 PAGES

         SF Advisory Partners
         --------------------

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 715,900 Shares, which constitutes approximately 0.3% of the outstanding Shares.

         SPO Advisory Corp.
         ------------------

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,736,900 Shares in the aggregate, which constitutes approximately 4.8% of the outstanding Shares.

         JHS
         ---

         Because of his positions as a control person of SPO Advisory Corp. and the trustee for JHS Trust, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,936,900 Shares, which constitutes approximately 4.9% of the outstanding Shares.

         WEO
         ---

         Individually, and because of his positions as a control person of SPO Advisory Corp., the sole general partner of Oberndorf Family Partners and a trustee of the Oberndorf Trust, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 12,691,092 Shares in the aggregate, which constitutes approximately 5.2% of the outstanding Shares.

         WJP
         ---

         Because of his position as a control person of SPO Advisory Corp. and a controlling person, director and executive officer of Patterson Foundation, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,746,900 Shares in the aggregate, which constitutes approximately 4.8% of the outstanding Shares.

                                                             PAGE 23 OF 27 PAGES

         JHS Trust
         ---------

         The aggregate number of Shares that JHS Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 200,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

         Oberndorf Trust
         ---------------

         The aggregate number of Shares that Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 283,000 Shares, which constitutes approximately 0.1% of the outstanding Shares.

         OFP
         ---

         The aggregate number of Shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 175,000, which constitutes less than 0.1% of the outstanding Shares.

         BJW
         ---

         The aggregate number of Shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,600 Shares, which constitutes less than 0.1% of the outstanding Shares.

         Patterson Foundation
         --------------------

         The aggregate number of Shares that Patterson Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

         IM
         --

         The aggregate number of Shares that IM owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,018 Shares, which constitutes less than 0.1% of the outstanding Shares.

         JSG
         ---

         The aggregate number of Shares that JSG owns beneficially, pursuant to Rule 13d-3 of the Act, is 525 Shares, which constitutes less than 0.1% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b)

         SPO
         ---

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,021,000 Shares.

                                                             PAGE 24 OF 27 PAGES

         SPO Advisory Partners
         ---------------------

         Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,021,000 Shares.

         SFP
         ---

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 715,900 Shares.

         SF Advisory Partners
         --------------------

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 715,900 Shares.

         SPO Advisory Corp.
         ------------------

         Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,736,900 Shares in the aggregate.

         JHS
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 11,736,900 Shares held by SPO and SFP in the aggregate. Because of his position as the trustee for JHS Trust, JHS may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares held by JHS
Trust in the aggregate.

         WEO
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 11,736,900 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 283,000 Shares held in the Oberndorf Trust. Individually, and because of his position as sole general partner of OFP, WEO may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 175,000 Shares held by OFP, 474,192 Shares held in Mr. Oberndorf's Individual Retirement Accounts, which are self directed, and 22,000 Shares owned by his minor children.

                                                             PAGE 25 OF 27 PAGES

         WJP
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 11,736,900 Shares held by SPO and SFP in the aggregate. WJP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 10,000 Shares held by the Patterson Foundation.

         JHS Trust
         ---------

         Acting through its trustee, JHS Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares in the aggregate.

         Oberndorf Trust
         ---------------

         Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 283,000 Shares in the aggregate.

         OFP
         ---

         Acting through its sole general partner, OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 175,000 Shares.

         BJW
         ---

         BJW has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,600 Shares.

         Patterson Foundation
         --------------------

         Acting through its two controlling persons, directors and executive officers, Patterson Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,000 Shares.

         IM
         --

         IM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,018 Shares.

                                                             PAGE 26 OF 27 PAGES

         JSG
         ---

         JSG has the sole power to vote or to direct the vote and to dispose or direct the disposition of 525 Shares.

         (c) Within the past 60 days of the date of this statement, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A - Agreement pursuant to Rule 13d-1(k)

         Exhibit B - Power of Attorney

                                                             PAGE 27 OF 27 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   September 13, 2004



                                      By:   /s/ Kim M. Silva
                                           ----------------------------------
                                           Kim M. Silva

                                           Attorney-in-Fact for:

                                           SPO PARTNERS II, L.P.(1)
                                           SPO ADVISORY PARTNERS, L.P.(1)
                                           SAN FRANCISCO PARTNERS II, L.P.(1)
                                           SF ADVISORY PARTNERS, L.P.(1)
                                           SPO ADVISORY CORP.(1)
                                           JOHN H. SCULLY(1)
                                           WILLIAM E. OBERNDORF(1)
                                           WILLIAM J. PATTERSON(1)
                                           THE JOHN H. SCULLY LIVING TRUST,
                                           DATED 10/1/03(1)
                                           WILLIAM AND SUSAN OBERNDORF TRUST,
                                           DATED 10/19/98(1)
                                           OBERNDORF FAMILY PARTNERS(1)
                                           BETTY JANE WEIMER(1)
                                           THE ELIZABETH R. & WILLIAM J.
                                           PATTERSON FOUNDATION(1)
                                           IAN MCGUIRE(1)
                                           JEFF S. GREEN(1)

                                           (1) A Power of Attorney authorizing
                                           Kim M. Silva to act on behalf of this
                                           person or entity is filed as Exhibit
                                           B.

                                  SCHEDULE I TO
                     SCHEDULE 13D FOR SPO PARTNERS II, L.P.

                                                                                                  WHERE/HOW
                                     Date of                  Number of         Price Per        TRANSACTION
        REPORTING PERSON           Transaction     Type         Shares          Share ($)         EFFECTED
-------------------------------- ---------------  -------  ----------------  ---------------  -----------------
William and Susan Oberndorf
  Trust, dated 10/19/98             07/15/04        Buy           63,900         21.82         Open Market/Broker
William and Susan Oberndorf
  Trust, dated 10/19/98             07/19/04        Buy           36,100         21.91         Open Market/Broker
San Francisco Partners II, L.P.     07/21/04        Buy           90,000         21.29         Open Market/Broker
William E. Oberndorf                07/21/04        Buy            5,000         21.33         Open Market/Broker
William E. Oberndorf                07/21/04        Buy            5,000         21.33         Open Market/Broker
William E. Oberndorf                07/21/04        Buy           50,000         21.31         Open Market/Broker
William E. Oberndorf                07/27/04        Buy           65,000         20.56         Open Market/Broker
William and Susan Oberndorf
  Trust, dated 10/19/98             07/29/04        Buy           10,000         20.09         Open Market/Broker
Jeff S. Green                       07/30/04        Buy              250         20.05         Open Market/Broker
SPO Partners II, L.P.               08/09/04        Buy          145,700         19.09         Open Market/Broker
Ian McGuire                         08/10/04        Buy              250         19.08         Open Market/Broker
SPO Partners II, L.P.               08/10/04        Buy          200,000         19.09         Open Market/Broker
SPO Partners II, L.P.               08/11/04        Buy          200,000         19.52         Open Market/Broker
SPO Partners II, L.P.               08/12/04        Buy          126,100         19.53         Open Market/Broker
SPO Partners II, L.P.               08/13/04        Buy          216,900         19.30         Open Market/Broker
SPO Partners II, L.P.               08/17/04        Buy            8,300         19.77         Open Market/Broker
SPO Partners II, L.P.               08/18/04        Buy           55,700         19.79         Open Market/Broker
SPO Partners II, L.P.               08/19/04        Buy          221,400         19.76         Open Market/Broker
SPO Partners II, L.P.               08/20/04        Buy          100,000         19.64         Open Market/Broker
SPO Partners II, L.P.               08/23/04        Buy          150,000         19.70         Open Market/Broker
SPO Partners II, L.P.               08/24/04        Buy          140,000         19.40         Open Market/Broker
SPO Partners II, L.P.               08/25/04        Buy           27,600         19.34         Open Market/Broker
SPO Partners II, L.P.               08/26/04        Buy          281,800         19.56         Open Market/Broker
San Francisco Partners II, L.P.     08/31/04        Buy          132,000         19.09         Open Market/Broker
SPO Partners II, L.P.               08/31/04        Buy          110,700         19.09         Open Market/Broker
San Francisco Partners II, L.P.     09/01/04        Buy           27,000         19.14         Open Market/Broker
SPO Partners II, L.P.               09/01/04        Buy          423,000         19.14         Open Market/Broker
SPO Partners II, L.P.               09/02/04        Buy           94,000         19.09         Open Market/Broker
San Francisco Partners II, L.P.     09/02/04        Buy            6,000         19.09         Open Market/Broker
San Francisco Partners II, L.P.     09/03/04        Buy            3,100         19.09         Open Market/Broker
SPO Partners II, L.P.               09/03/04        Buy           49,300         19.09         Open Market/Broker
SPO Partners II, L.P.               09/07/04        Buy          107,900         19.24         Open Market/Broker
San Francisco Partners II, L.P.     09/07/04        Buy            6,900         19.24         Open Market/Broker
San Francisco Partners II, L.P.     09/08/04        Buy           12,000         19.06         Open Market/Broker
SPO Partners II, L.P.               09/08/04        Buy          188,000         19.06         Open Market/Broker
San Francisco Partners II, L.P.     09/09/04        Buy            6,000         19.04         Open Market/Broker
SPO Partners II, L.P.               09/09/04        Buy           94,000         19.04         Open Market/Broker

                                  EXHIBIT INDEX

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Exhibit     Document Description                                 Page No.
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A           Agreement Pursuant to Rule 13d-1(k)                  1
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B           Power of Attorney                                    2
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